Prospectus Supplement No. 2
Filed Pursuant to Rule 424(b)(3)
File No. 333-145168

Prospectus Supplement No. 2

(to Final Prospectus dated August 14, 2007)

This Prospectus Supplement No. 2 supplements and amends the final prospectus dated August 14, 2007, as supplemented and amended by Supplement No. 1 thereto dated August 21, 2007 (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 1,874,998 shares of our common stock by certain selling shareholders.

On September 11, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K relating to our appointment of a Vice President, Finance and Chief Financial Officer.

This Prospectus Supplement No. 2 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MCVI.”  On September 10, 2007, the closing price of a share on the OTC Bulletin Board was $2.40.

Investing in our common stock involves a high degree of risk, including the risk that we have no assurance of future profitability and the fact that the report of our independent registered public accounting firm expresses doubt about our ability to continue as a going concern.  See “Risk Factors” beginning on page 5 of the Final Prospectus dated August 14, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 2 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is September 11, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

September 7, 2007

Date of report (Date of earliest event reported)

MedicalCV, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-33295	41-1717208
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(Address of principal executive offices, including zip code)

(651) 452-3000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02               DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

(c)           On September 7, 2007, Michael A. Brodeur agreed to join MedicalCV, Inc. as Vice President, Finance and Chief Financial Officer, effective September 17, 2007.  Mr. Brodeur will assume these roles following the September 15, 2007 resignation of Eapen Chacko, our current Vice President, Finance and Chief Financial Officer.

Mr. Brodeur, age 53, has over 25 years of senior financial leadership in healthcare, medical device, biotechnology and clinical laboratory industries. From December 2005 to August 2007, Mr. Brodeur was a Managing Partner at Prairieview CFO Partners, LLP, a CFO services firm serving public or pre-IPO emerging, middle-market businesses.  From  September 2004 to December 2005, Mr. Brodeur served as the Chief Financial Officer of McKesson Medication Management, Inc., a pharmacy outsource provider to acute care hospitals.  From December 2001 to March 2004, Mr. Brodeur was a Senior Partner at Tatum CFO Partners, LLP, a national CFO services firm serving emerging, middle-market and multinational companies.  Through Tatum CFO Partners, Mr. Brodeur served as Chief Financial Officer of Molecular Diagnostics, Inc. and Aastrom Biosciences, Inc., publicly traded medical device companies. Mr. Brodeur has also served as Chief Financial Officer of Meris Laboratories, Inc. and held senior financial leadership positions with EPS Solutions Corporation and WellPoint Health Networks Inc. Mr. Brodeur is a certified public accountant who began his career at Ernst & Young.

We have entered into an employment agreement with Mr. Brodeur, pursuant to which Mr. Brodeur will receive an annual base salary of $225,000 and is eligible to receive performance-based cash bonuses.  Under our Management Incentive Plan, Mr. Brodeur is eligible to receive a pro-rated minimum bonus payout of 15%, target bonus payout of 25% and maximum bonus payout of 30% of base salary for fiscal year 2008.  The employment agreement provides that a severance payment will be made if the employment of Mr. Brodeur is terminated by our company without cause, or by Mr. Brodeur for good reason.  The severance payment would be six months of base salary; and, if at the end of such six-month period, Mr. Brodeur was not employed or engaged as an independent contractor, we would pay him up to an additional six months of base salary until he is employed or engaged as an independent contractor.  In addition, Mr. Brodeur has agreed to certain nondisclosure and inventions provisions and certain noncompetition and nonrecruitment provisions during the term of employment and for a period of one year after termination of employment.  The foregoing description is qualified in its entirety by reference to Mr. Brodeur’s employment agreement, which appears as Exhibit 10 to this Current Report on Form 8-K.

Contingent upon the commencement of his employment, we agreed to grant Mr. Brodeur a ten-year stock option under our Amended and Restated 2001 Equity Incentive Plan to purchase 98,397 shares of common stock at a price per share equal to the per share closing price of our common stock on the date Mr. Brodeur commences his employment, with vesting of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter.  We previously filed the form of non-qualified stock option agreement used in connection with awards to executive officers under our Amended and Restated 2001 Equity Incentive Plan.

There are no familial relationships between Mr. Brodeur and any other officer or director of our company.  There are no transactions in which Mr. Brodeur has an interest requiring disclosure under Item 404(a) of Regulation S-B.  Each of our executive officers is appointed to serve until his or her successor is duly appointed or his or her earlier removal or resignation from office.

ITEM 9.01      FINANCIAL STATEMENTS AND EXHIBITS

(d)      Exhibits

See “Exhibit Index.”

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: September 11, 2007	By:	/s/ Marc P. Flores
Marc P. Flores
President and Chief Executive Officer

3

EXHIBIT INDEX

Exhibit Number	Description

10	Executive Employment Agreement, effective September 17, 2007, by and between MedicalCV, Inc. and Michael A. Brodeur.

4

EXHIBIT 10

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) effective September 17, 2007, by and between MedicalCV, Inc., a corporation duly organized and existing under the laws of the State of Minnesota, with a place of business at 9725 South Robert Trail, Inver Grove Heights, Minnesota 55077 (hereinafter referred to as the “Company”), and Michael A. Brodeur, a resident of the state of Minnesota (hereinafter referred to as “Executive”).

BACKGROUND OF AGREEMENT

•                                          The Company desires to hire Executive as its Vice President, Finance and Chief Financial Officer and Executive desires to be employed by the Company.

•                                          The Company and Executive desire to memorialize the terms and conditions of Executive’s employment, including additional terms and conditions which have been approved by the Company’s Board of Directors.

In consideration of the foregoing, the Company and Executive agree as follows:

ARTICLE 1

EMPLOYMENT

1.01  Subject to the terms of Articles 3 and 6, the Company hereby agrees to employ Executive in the capacity of Vice President, Finance and Chief Financial Officer, pursuant to the terms of this Agreement, and Executive agrees to such employment.  Executive will also have the responsibilities and office of principal financial officer and principal accounting officer.  Executive’s offices/titles will not be effective until his employment commences on September 17, 2007.

1.02  Executive shall generally have the authority, responsibilities, and such duties as are customarily performed by the chief financial officer, principal financial officer and principal accounting officer of a public company of similar size and industry, specifically including, without limitation, the following responsibilities:

(i)            working with senior management of the Company and its Board of Directors (the “Board”) in formulating short and long term goals and developing, implementing, and executing strategies to attain Company objectives;

(ii)           endeavoring to establish and maintain a relationship of trust and credibility with members of the senior management team, the Board, its committees, outside auditors and legal counsel;

(iii)          supervising the implementation of the Company’s policies and business processes in order to meet the corporate governance and internal control requirements established by the senior management team, the Board and relevant laws, including, but not limited to:  (A) designing and implementing effective disclosure controls and procedures and effective internal controls over financial reporting that are necessary to ensure accurate financial reporting; (B) conducting periodic reviews and evaluations of the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting, including, without limitation, interfacing with the senior management team and other Company personnel, the Board, Audit Committee, outside auditors and legal counsel to ensure the effectiveness of the Company’s disclosure controls and procedures, internal controls over financial reporting and related matters; (C) accurately reporting the results of Company operations and related matters to the Securities and Exchange Commission and other regulatory agencies; and (D) acting as a certifying officer of the Company’s financial reporting under the Exchange Act and other regulatory agencies;

(iv)          managing and protecting the Company’s capital and liquid assets and monitoring and advising management regarding the availability of adequate capital at all times;

(v)           regularly and systematically appraising and evaluating the Company’s performance results against the Company’s established objectives; and

(vi)          consistent with the foregoing, such other finance functions as the Chief Executive Officer may assign to Executive from time to time during his employment period.

Executive shall also render such additional services and duties within the scope of Executive’s experience and expertise as may be reasonably requested of him from time to time by the Board.

1.03  Executive shall report to the Chief Executive Officer and shall generally be subject to direction, orders and advice of the Board.

1.04  In his capacity as Vice President, Finance and Chief Financial Officer, Executive shall use his best energies and abilities in the performance of his duties, services and responsibilities for the Company.

1.05  During the term of his employment, Executive shall devote substantially all of his business time and attention to the business of the Company and its subsidiaries and affiliates and shall not engage in any substantial activity inconsistent with the foregoing, whether or not such activity shall be engaged in for pecuniary gain, unless approved by the Board; provided, however, that, to the extent such activities do not violate, or substantially interfere with his performance of his duties, services and responsibilities under this Agreement, Executive shall be permitted to serve on civic or charitable boards or committees thereof.

ARTICLE 2

COMMENCEMENT OF TERM

2.01  Executive’s employment shall commence on September 17, 2007.

ARTICLE 3

NATURE OF EMPLOYMENT

3.01  Executive’s employment pursuant to this Agreement shall be on an at-will basis, with either Executive or the Company having the right to terminate Executive’s employment with or without cause on not less than sixty (60) days’ prior written notice, subject to the Company’s obligations to Executive pursuant to Sections 6 and 7.  The terms and conditions of this Agreement may be amended from time to time with the consent of the Company and Executive.  All such amendments shall be effective when memorialized by a written agreement between the Company and Executive or by resolutions of the Board or the Company’s Compensation Committee (the “Committee”).

ARTICLE 4

COMPENSATION AND BENEFITS

4.01  During the term of employment hereunder, Executive shall be paid a base salary at the rate of Two Hundred and Twenty-Five Thousand ($225,000) per year (“Base Salary”), payable in installments in accordance with the Company’s established pay periods, reduced by all deductions and withholdings required by law and as otherwise specified by Executive.  The Company shall cause the Committee to review Executive’s performance and Base Salary level each calendar year during the Term, commencing, 2008.  Executive’s Base Salary may be increased (but not decreased), in the sole discretion of the Board.  In the event Executive’s employment shall, for any reason, terminate during the Term, Executive’s final monthly Base Salary payment shall be made on a pro-rated basis as of the last day of the month in which such employment terminated.

4.02  During the term of employment, in addition to payments of Base Salary set forth above, Executive shall be eligible to participate in any performance-based cash bonus plan for senior executives based upon achievement of goals established with respect to each fiscal year by the Board or Committee after reasonable consultation with Executive, but Executive’s participation and performance goals therein shall remain within the discretion of the Board or Committee.

4.03  On September 17, 2007, Executive will be awarded a stock option for 98,397 shares of common stock as provided in his employment offer letter dated September 4, 2007.

4.04  During the term of employment, Executive shall be entitled to participate in employee benefit plans, policies, programs, perquisites and arrangements, as the same may be provided and amended from time to time, that are provided generally to similarly situated executive employees of the Company, to the extent Executive meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

4.05  The Company shall reimburse Executive for all reasonable business expenses incurred by Executive in carrying out Executive’s duties, services, and responsibilities under this Agreement.  Executive shall comply with generally applicable policies, practices and procedures of the Company with respect to reimbursement for, and submission of expense reports, receipts or similar documentation of, such expenses.

4.06  If the Company, based upon an opinion of legal counsel or a judicial determination, determines that Section 304 of the Sarbanes-Oxley Act of 2002 is applicable to Executive, to the extent that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, Executive shall reimburse the Company for any bonus or other incentive or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission (whichever first occurs) of the financial document embodying such financial reporting requirement and any profits received from the sale of the Company’s securities during that 12-month period.  In the event Executive fails to make prompt reimbursement of any such amount, the Company may, to the extent permitted by applicable law, deduct the amount required to be reimbursed from Executive’s compensation otherwise due under this Agreement.

ARTICLE 5

VACATION AND LEAVE OF ABSENCE

5.01  Executive shall be entitled to three (3) weeks of paid vacation per year, in addition to the Company’s normal holidays.  Vacation time will be scheduled taking into account the Executive’s duties and obligations at the Company.  Unused paid vacation time shall not accumulate from year to year, unless otherwise approved in writing by the Board or Committee.  Sick leave and all other leaves of absence will be in accordance with the Company’s stated personnel policies.

ARTICLE 6

TERMINATION

6.01  The Company may terminate Executive’s employment without Cause by giving Executive at least sixty (60) days written notice thereof.  In the event of such termination, Executive shall receive only the severance compensation set forth in Article 7.01 and Executive shall also be entitled to all or a portion of any bonus due Executive pursuant to any bonus plan or arrangement established or mutually agreed-upon prior to termination, to the extent earned or performed through the date of termination, based upon the requirements or criteria of such bonus plan or arrangement, as the Board shall in good faith determine.  Such pro-rated bonus, shall be payable at the time and in the manner payable to other executives of the Company who participate in such plan or arrangement.

6.02  Executive’s employment will be deemed terminated as of the date of the death of the Executive.  In the event of such termination, there shall be payable to Executive’s estate compensation earned through the date of death together with a pro-rata portion of any bonus due Executive pursuant to any bonus plan or arrangement established or mutually agreed-upon prior to termination, to the extent earned or performed based upon the requirements or criteria of such plan or arrangement, as the Board shall in good faith determine.  Such pro-rated bonus, shall be payable at the time and in the manner payable to other executives of the Company who participate in such plan or arrangement.

6.03  Any other provision of this Agreement notwithstanding, the Company may terminate Executive’s employment upon written notice specifying a termination date based on any of the following events that constitute Cause:

(a)                                  Any commission or nolo contendere plea by Executive to a felony, gross misdemeanor or misdemeanor involving moral turpitude, or any public conduct by Executive that has or can reasonably be expected to have a detrimental effect on the Company;

(b)                                 Any act of material misconduct, willful and gross negligence, or breach of duty to the Company, including, but not limited to, embezzlement, fraud, dishonesty, nonpayment of an obligation owed to the Company, or willful breach of fiduciary duty to the Company which results in a material loss, damage, or injury to the Company;

(c)                                  Any material breach of any material provision of this Agreement or of the Company’s announced rules, codes or polices, which remains uncured or uncorrected for a period of thirty (30) days following written notice thereof to Executive specifying such breach;

(d)                                 Any act of insubordination by Executive; however, an act of insubordination by Executive shall not constitute Cause if Executive cures or remedies such insubordination within thirty (30) days after written notice to Executive, without material harm or loss to the Company, unless such insubordination is a part of a pattern of chronic insubordination, which may be evidenced by reports or warning letters given by the Company to Executive, in which case such insubordination is deemed not curable.

(e)                                  Any unauthorized disclosure of any Company trade secret or confidential information, or conduct constituting unfair competition with respect to the Company, including inducing a party to breach a contract with the Company; or

(f)                                    A willful violation of federal or state securities laws or regulations.

In making such determination, the Board shall act in good faith and give Executive a reasonably detailed written notice and a reasonable opportunity to be heard on the issues at a Board or Committee meeting.  For purposes of this Agreement, no act or failure by the Executive shall be considered “willful” if such act is done by Executive in good faith in the belief that such act is or was lawful and in the best interest of the Company or one or more of its businesses.  Nothing in this paragraph 6.03 shall be construed to prevent Executive from contesting the Board or Committee’s determination that Cause exists.  In the event of such termination, and notwithstanding any contrary provision otherwise stated, Executive shall receive only his Base Salary earned through the date of termination.

6.04  The employment of the Executive shall in no event be considered to have been terminated for Cause if the termination of his employment took place:

(a)                                  as a result of an act or omission which occurred more than 360 days prior to the Executive’s having been given notice of the termination of his employment for such act or omission, unless the commission of such act or such omission could not at the time of such commission or omission have been known to a member of the Board (other than the Executive, if he is then a member of the Board), in which case there shall not be termination for Cause if notice of termination took place more than 360 days from the date that the commission of such act or such omission was or could reasonably have been so known; or

(b)                                 as a result of a continuing course of action which commenced and was or reasonably could have been known to a member of the Board (other than the Executive) more than 360 days prior to notice having been given to the Executive of the termination of his employment.

6.05  Executive may terminate his employment upon sixty (60) days prior written notice to the Company for “Good Reason.”  For purposes of this Agreement, “Good Reason” means any of the following actions taken by the Company without Cause:

(a)                                  the Company or any of its subsidiaries reduces Executive’s Base Salary or current equity compensation plan opportunities (participation in any such plans or programs remaining in the discretion of the Board or Committee), or benefit plans (other than company-wide changes to benefit plans covering all full-time eligible employees);

(b)                                 without Executive’s express written consent, the Company or any of its subsidiaries significantly reduces Executive’s job authority and responsibility over financial matters at the Company as contemplated by Article 1;

(c)                                  without Executive’s express written consent, the Company or any of its subsidiaries requires Executive to change the location of Executive’s job or office, so that Executive will be based at a location more than fifty (50) miles from the location of Executive’s job or office immediately preceding notice of such requirement.

(d)                                 a successor company fails or refuses to assume the Company’s obligations under this Agreement; or

(e)                                  the Company or any successor company breaches any of the material provisions of this Agreement; provided, however, that Executive shall provide detailed information to the Company in such written notice and such grounds for Good Reason are not remedied or continue for a period of thirty (30) days or more following receipt of such notice.

6.06  During the term of his employment and for 24 months after the date of Executive’s termination of employment, (i) Executive shall not, directly or indirectly, make or publish any disparaging statements (whether written or oral) regarding the Company or any of its affiliated companies or businesses, or the affiliates, directors, officers, agents, principal shareholders or customers of any of them and (ii) neither the Company or any of its affiliated companies or businesses or their affiliates, directors, or officers shall directly or indirectly, make or publish any disparaging statements (whether written or oral) regarding Executive.  Information which the Company or Executive is required to make or disclose regarding the other to comply with laws or regulations, or makes in a pleading on the advice of litigation counsel, shall not constitute a disparaging statement.

6.07  Upon any termination of Executive’s employment with the Company, Executive shall be deemed to have resigned from all other positions he then holds as an officer, employee or director or other independent contactor of the Company or any of its subsidiaries or affiliates, unless otherwise agreed by the Company and Executive.

ARTICLE 7

SEVERANCE PAYMENTS

7.01  The Company, its successors or assigns, will pay Executive as severance pay a lump sum amount equal to six (6) months of the Executive’s monthly Base Salary for full-time employment at the time of Executive’s termination (the “Severance Payment”) if the employment of Executive is terminated by the Company without cause or by Executive for Good Reason.

(a)                                  If Executive becomes entitled to a Severance Payment under this Agreement, and Executive is eligible to and elects to continue medical coverage as provided by law (commonly referred to as the COBRA continuation period), then the Company will pay the cost of premiums for COBRA coverage for Executive and his eligible dependents for a period of six months following termination, or if sooner, until Executive is no longer eligible for COBRA coverage.  Executive must be eligible for COBRA coverage, elect COBRA during the COBRA election period, and comply with all requirements to obtain such coverage, to be eligible for coverage and for this benefit.

(b)                                 If, on the six (6) month anniversary of the Severance Payment pursuant to Section 7.01, Executive is unemployed and is not rendering services as an independent contractor, Executive shall be entitled to continue to receive monthly payments of Base Salary and COBRA coverage for the period ending on the earlier of (a) the date Executive is reemployed; (b) commences rendering services as an independent contractor; or (c) is covered by another medical plan provided by Executive’s new employer; provided, however, that such payments shall in no event continue for more than an additional six

(6) months.  Executive shall report to the Company in writing his reemployment or engagement as a consultant.

(c)                                  Nothing in this Subsection 7.01 shall limit the authority of the Committee or Board to terminate Executive’s employment in accordance with Section 6.03.  Payment of severance payments pursuant to Section 7.01, less customary withholdings, shall be made in one lump sum within thirty (30) days of the Executive’s termination or resignation.

7.02  In addition to the Severance Payment pursuant to Section 7.01, the Company will pay Executive a pro-rata portion of any bonus earned by Executive as of the date of termination, as provided by Sections 6.01 and 6.02.  The payments to Executive pursuant to Sections 6.01, 6.02 or 7.01 are not intended to be cumulative or duplicative and an amount payable as a payment of Base Salary or pro-rata bonus under any one of such sections shall be reduced to the extent of similar payments made under another of such sections.  In addition, the severance payment of Base Salary shall be reduced by the amount of cash severance-type benefits to which Executive may be entitled pursuant to any other cash severance plan, agreement, policy or program of the Company or any of its subsidiaries; including any payment for post-employment restrictions, provided that if the amount of cash severance benefits payable under such other severance plan, agreement, policy or program is greater than the amount payable pursuant to this Agreement, Executive will be entitled to receive the amounts payable under such other plan, agreement, policy or program which exceeds the Base Salary severance payment.  Without limiting other payments which would not constitute “cash severance-type benefits” hereunder, any cash settlement of stock options, accelerated vesting of stock options and retirement, pension and other similar benefits shall not constitute “cash severance-type benefits” for purposes of this Section 7.02.

7.03  Notwithstanding any other provision of this Agreement, the Company and Executive intend that any payments, benefits or other provisions applicable to this Agreement comply with the payout and other limitations and restrictions imposed under Section 409A of the Code (“Section 409A”), as clarified or modified by guidance from the U.S. Department of Treasury or the Internal Revenue Service – in each case if and to the extent Section 409A is otherwise applicable to this Agreement and such compliance is necessary to avoid the penalties otherwise imposed under Section 409A.  In this connection, the Company and Executive agree that the payments, benefits and other provisions applicable to this Agreement, and the terms of any deferral and other rights regarding this Agreement, shall be deemed modified if and to the extent necessary to comply with the payout and other limitations and restrictions imposed under Section 409A, as clarified or supplemented by guidance from the U.S. Department of Treasury or the Internal Revenue Service – in each case if and to the extent Section 409A is otherwise applicable to this Agreement and such compliance is necessary to avoid the penalties otherwise imposed under Section 409A.

7.04  The Company may withhold from any amounts payable under this Agreement all federal, state, city or other taxes required by applicable law to be withheld by the Company.

7.05  The provisions of this Article 7 will be deemed to survive the termination of this Agreement for the purposes of satisfying the obligations of the Company and Executive thereunder.

ARTICLE 8

NONDISCLOSURE AND INVENTIONS

8.01  Except as permitted or directed by the Company or as may be required in the proper discharge of Executive’s employment hereunder, Executive shall not, during his employment or at any time thereafter, divulge, furnish or make accessible to anyone or use in any way any Confidential

Information of the Company.  “Confidential Information” means any information or compilation of information that the Executive learns or develops during the course of his employment that is not generally known, that is proprietary to or within the unique knowledge of the Company, from which it derives economic value (whether or not conceived, originated, discovered, or developed in whole or in part by Executive).  Confidential Information includes but is not limited to, the following types of information and other information of a similar nature (whether or not reduced to writing), all of which Executive agrees constitutes the valuable trade secrets of the Company: research, designs, development, know how, computer programs and processes, marketing plans and techniques, existing and contemplated products and services, customer and product names and related information, prices sales, inventory, personnel, computer programs and related documentation, technical and strategic plans, and finances.  Confidential Information also includes any information of the foregoing nature that the Company treats as proprietary or designates as Confidential Information, whether or not owned or developed by the Company.  “Confidential Information” does not include information that (a) is or becomes generally available to the public through no fault of Executive, (b) was known to Executive prior to its disclosure by the Company, as demonstrated by files in existence at the time of the disclosure, (c) becomes known to Executive, without restriction, from a source other than the Company, without breach of this Agreement by Executive and otherwise not in violation of the Company’s rights, or (d) is explicitly approved for release by written authorization of the Company.

8.02  Executive acknowledges that new and valuable proprietary concepts, methods, processes, discoveries, trade secrets (as defined in the Minnesota Uniform Trade Secrets Act), improvements, adaptations, or ideas (herein individually and collectively referred to as “Inventions”) may be developed, originated, authorized, conceived, invented, or made by Executive, either alone or jointly with others, in the course of Executive’s employment by the Company.  All such Inventions shall be the exclusive property of the Company, whether or not be patentable or copyrightable, and they may or may not be shown or described in writing or reduced to practice.  With respect to all such Inventions developed, originated, authored, conceived, or invented, or made by Executive (whether in whole or in part) during Executive’s employment by the Company, Executive shall:

(i)            keep accurate, complete and timely records all such Inventions, which records shall be the Company’s property and be retained on the Company’s premises;

(ii)           promptly and fully disclose and describe all such Inventions to the Company;

(iii)          assign (and Executive hereby does assign) to the Company all of Executive’s rights to such Inventions and to applications for letters patent or copyrights in all countries and to letters patent or copyrights granted with respect to such Inventions in all countries; and

(iv)          acknowledge and deliver promptly to the Company (without charge to the Company but at the expense of the Company) such written instruments and cooperate and do such other acts as may be necessary in the opinion of the Company to preserve property rights to such Inventions against forfeiture, abandonment, or loss and to obtain and maintain letters patent or copyrights and to vest the entire right and title thereto exclusively in the Company.

(a)                                  If Executive is needed, at any time, to give testimony, evidence, or opinions in any litigation or proceeding involving any patents or copyrights or applications for patents or copyrights, both domestic and foreign, relating to inventions, improvements discoveries, software, writings or other works of authorship conceived, developed or reduced to practice by Executive, Executive agrees to do so.  With respect to any obligations performed by the Executive under this Section following termination of Executive’s employment, the Company will pay or reimburse all reasonable out-of-pocket expenses.

(b)                                 The obligations of this paragraph shall continue beyond the termination of employment with respect to Inventions conceived or made by Executive during the period of his employment and shall be binding upon assigns, executors, administrators and other legal representatives.  For purposes of this Agreement, any Invention relating to the business of the Company on which Executive files or claims a copyright, or files a patent application, within one (1) year after termination of employment with the Company, shall be presumed to cover Inventions conceived by Executive during the term of his employment with the Company, subject to proof to the contrary by good faith, written and duly corroborated records establishing that such Invention was conceived and made following termination of employment.

NOTICE:  The Company hereby notifies Executive that the foregoing does not apply to inventions or ideas for which no equipment, supplies, facility, or trade secret information of the Company was used and that was developed entirely on Executive’s own time, and (1) which does not relate (a) directly to the business of the Company and (b) to the Company’s actual or demonstrably anticipated research or development, or (2) which does not result from any work performed by Executive for the Company.

8.03  In the event of a breach or threatened breach by Executive of the provisions of this Article 8, the Company shall be entitled to an injunction restraining Executive from directly or indirectly disclosing, disseminating, lecturing upon, publishing or using such confidential, trade secret or proprietary information (whether in whole or in part) and restraining Executive from rendering any services or participating with any person, firm, corporation, association or other entity to whom such knowledge or information (whether in whole or in part) has been disclosed, without the posting of a bond or other security.  Nothing herein shall be construed as prohibiting the Company from pursuing any other equitable or legal remedies available to it for such breach or threatened breach, including the recovery of damages from Executive.

8.04  Executive agrees not to directly or indirectly use or disclose Confidential Information for the benefit of anyone other than the Company, either during or after employment with the Company and during the term of his employment and at all times thereafter, agrees:

(a)                                  to receive, maintain, and use Confidential Information in the strictest confidence and, except with the consent of the Company, not to directly or indirectly reveal, report, publish, disclose, or transfer, any Confidential Information to any person, firm, corporation, or other entity or utilize any Confidential Information for Executive’s own benefit or intended benefit or for the benefit or intended benefit of any other person, firm, corporation or other entity; and

(b)                                 not to put into issue the confidentiality of any of the Confidential Information, Company’s ownership thereof, or its status as valuable trade secrets of Company.

Executive acknowledges that all notes, data, reference materials, documents, business plans, the Company business and financial records, computer programs, and other materials that in any way incorporate, embody, or reflect any of the Confidential Information, whether prepared by Executive or others, are the exclusive property of the Company, and Executive agrees to forthwith deliver to the Company all such materials, including all copies or memorializations thereof, in Executive’s possession or control, whenever requested to do so by the Company, and in any event, upon termination of Executive’s employment with the Company.

8.05  The Executive understands and agrees that any violation of this Article 8 while employed by the Company may result in immediate disciplinary action by the Company, including termination of employment for Cause.

8.06  The provisions of this Article 8 shall survive termination of this Agreement indefinitely.

ARTICLE 9

NONCOMPETITION AND NON-RECRUITMENT

9.01  Executive agrees that during the term of his employment and for a period of one (1) year after termination of employment (the “Restricted Period”) he will not directly or indirectly render service (including services in research) to any person or entity in connection with the design, development, manufacture, marketing, or sale of a Competitive Product that is sold or intended for use or sale in any geographic area in which the Company actively markets a Company Product or has planned to actively market a Company Product of the same general type or function.  This territory currently includes North America.

(a)                                  Without limiting the generality of the above, Executive expressly agrees that during the Restriction Period discussed above, he will not directly or indirectly (on his own behalf or on behalf of another person or entity) sell competitive Products to, attempt to sell such products to, or otherwise solicit purchases of such services or products from, the following:

(i)            any customer with whom Executive (or any other Executive or representative under Executive’s supervision) has had direct or indirect contact or to whom Executive (or any other Executive or representative under Executive’s supervision) has directly or indirectly sold such services or products during the period of Executive’s employment; or

(ii)           any prospective customer who has been directly or indirectly solicited by Company, or who has approached Company, and with whom Executive (or any other Executive or representative under the Executive’s supervision) has had direct or indirect contact or to whom Executive (or any other Executive or representative under Executive’s supervision) has directly or indirectly attempted to sell such services or products during the term of Executive’s employment.

(b)                                 Executive further agrees that during the Restriction Period he will not directly or indirectly (i) in any way interfere or attempt to interfere with the Company’s relationships with any of its current or potential customers, or (ii) employ or attempt to employ any of the Company’s then Executives on behalf of any other entity, whether or not such entity competes with the Company.

(c)                                  For the purposes of this Section 9.01,

(i)             “Competitive Product” means any surgical product or research to develop information useful in connection with a product or service that is being designed, developed, manufactured, marketed or sold by anyone other than the Company and is of the same general type, performs similar functions, or is used for the same purposes as a Company Product on which the Employee worked, dealt with, or marketed during the preceding two years of employment or about which he received or had knowledge of Confidential Information; provided, however, that the term “surgical product” shall not include non-invasive or percutaneous products; and

(ii)           “Company Product” means any product, product line or service (including any component thereof or research to develop information useful in connection with a product or service) that is being designed, developed, manufactured, marketed or sold by the Company or with respect to which the Company has acquired Confidential Information which it intends to use in the design, development, manufacture, marketing or sale of a product or service.

9.02  At its sole option, the Company may, by express written notice to Executive, waive or limit the time and/or geographic area in which Executive cannot engage in competitive activity or the scope of such competitive activity.

9.03  Executive agrees that breach by him of the provisions of this Article 9 will cause the Company irreparable harm that is not fully remedied by monetary damages.  In the event of a breach or threatened breach by Executive of the provisions of this Article 9, the Company shall be entitled to an injunction restraining Executive from directly or indirectly competing or recruiting as prohibited herein, without posting a bond or other security.  Nothing herein shall be construed as prohibiting the Company from pursuing any other equitable or legal remedies available to it for such breach or threatened breach, including the recovery of damages from Executive.

9.04  The Executive understands and agrees that any violation of this Article 9 while employed by the Company may result in immediate disciplinary action by the Company, including termination of employment for Cause.

9.05  The obligations contained in this Article 9 shall survive the termination of this Agreement indefinitely.

ARTICLE 10

MISCELLANEOUS

10.01  Governing Law.  This Agreement shall be governed and construed according to the laws of the State of Minnesota without regard to conflicts of law provisions.  The Company and Executive agree that if any action is brought pursuant to this Agreement that is not otherwise resolved by arbitration pursuant to Section 10.06, such dispute shall be resolved only in the District Court of Hennepin County, Minnesota, or the United States District Court for Minnesota, and each party hereto unconditionally (a) submits for itself in any proceeding relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Hennepin County, Minnesota District Courts or the United States Federal District Court for Minnesota, and agrees that all claims in respect to any such proceeding shall be heard and determined in Hennepin County, Minnesota, Minnesota District Court or, to the extent permitted by law, in such federal court, (b) consents that any such proceeding may and shall be brought in such courts and waives any objection that it may now or thereafter have to the venue or jurisdiction of any such proceeding in any such court or that such proceeding was brought in an inconvenient court and agrees not to plead or claim the same; waives all right to trial by jury in any proceeding (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, or its performance under or the enforcement of this Agreement; (d) agrees that service of process in any such proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 10.06; and (e) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the laws of the State of Minnesota.

10.02  Successors.  This Agreement is personal to Executive and Executive may not assign or transfer any part of his rights or duties hereunder, or any compensation due to him hereunder, to any other person or entity.  This Agreement may be assigned by the Company and the Company.  The Company shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Company, expressly and unconditionally to assume and agree to perform the Company’s obligations under this Agreement, in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place.  In such event, the term “Company,” as used in this Agreement, shall mean the Company as defined above and any successor or assignee to the business or assets which by reason hereof becomes bound by the terms and provisions of this Agreement.

10.03  Waiver.  The waiver by the Company of the breach or nonperformance of any provision of this Agreement by Executive will not operate or be construed as a waiver of any future breach or nonperformance under any such provision of this Agreement or any similar agreement with any other Executive.

10.04  Entire Agreement; Modification.  This Agreement supersedes, revokes and replaces any and all prior oral or written understandings, if any, between the parties relating to the subject matter of this Agreement.  The parties agree that this Agreement: (a) is the entire understanding and agreement between the parties; and (b) is the complete and exclusive statement of the terms and conditions thereof, and there are no other written or oral agreements in regard to the subject matter of this Agreement.  Except for modifications described in Article 3, this Agreement shall not be changed or modified except by a written document signed by the parties hereto.

10.05  Severability and Blue Penciling.  To the extent that any provision of this Agreement shall be determined to be invalid or unenforceable as written, the validity and enforceability of the remainder of such provision and of this Agreement shall be unaffected.  If any particular provision of this Agreement shall be adjudicated to be invalid or unenforceable, the Company and Executive specifically authorize the tribunal making such determination to edit the invalid or unenforceable provision to allow this Agreement, and the provisions thereof, to be valid and enforceable to the fullest extent allowed by law or public policy.

10.06  Arbitration.  Any dispute, claim or controversy arising under this Agreement shall, at the request of any party hereto be resolved by binding arbitration by a single arbitrator selected by employer and Executive, with arbitration governed by The United States Arbitration Act (Title 9, U.S. Code); provided, however, that a dispute, claim or controversy shall be subject to adjudication by a court in any proceeding against the Company or Executive involving third parties (in addition to the Company or Executive).  Such arbitrator shall be a disinterested person who is either an attorney, retired judge or labor relations arbitrator.  In the event employer and Executive are unable to agree upon such arbitrator, the arbitrator shall, upon petition by either the Company or Executive, be designated by a judge of the Hennepin County District Court.  The arbitrator shall have the authority to make awards of damages as would any court in Minnesota having jurisdiction over a dispute between employer and Executive, except that the arbitrator may not make an award of exemplary damages or consequential damages.  In addition, the Company and Executive agree that all other matters arising out of Executive’s employment relationship with the Company shall be arbitrable, unless otherwise restricted by law.

(a)                               In any arbitration proceeding, each party shall pay the fees and expenses of its or his own legal counsel.

(b)                              The arbitrator, in his or her discretion, shall award legal fees and expenses and costs of the arbitration, including the arbitrator’s fee, to a party who substantially prevails in its claims in such proceeding.

(c)                               Notwithstanding this Section 10.06, in the event of noncompliance or violation, as the case may be, of Sections 8 or 9 of this Agreement, the Company may alternatively apply to a court of competent jurisdiction for a temporary restraining order, injunctive and/or such other legal and equitable remedies as may be appropriate, if it and such court reasonably determines that the Company would have no adequate remedy at law for such violation or noncompliance.

10.07  Legal Fees.  If any contest or dispute shall arise between the Company and Executive regarding any provision of this Agreement, and such dispute results in court proceedings or arbitration, a party that prevails to a substantial extent with respect to a claim brought and pursued in connection with such dispute, shall be entitled to recover its legal fees and expenses reasonably incurred in connection with such dispute.  Such reimbursement shall be made as soon as practicable following the resolution of the dispute (whether or not appealed) to the extent a party receives documented evidence of such fees and expenses.

10.08  Notices.  For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or may send by certified mail, return receipt requested, postage prepaid, addressed to Executive at his residence address appearing on the records of the Company and to the Company at its then current executive offices to the attention of the Board.  All notices and communications shall be deemed to have been received on the date of delivery thereof or on the third business day after the mailing thereof, except that notice of change of address shall be effective only upon actual receipt.  No objection to the method of delivery may be made if the written notice or other communication is actually received.

10.09  Survival.  The provisions of this Article 10 shall survive the termination of this Agreement, indefinitely.

IN WITNESS WHEREOF the following parties have executed the above instrument the day and year first above written.

MEDICALCV, INC.

By	/s/ Marc P. Flores
Marc P. Flores

EXECUTIVE

By	/s/ Michael A. Brodeur
Michael A. Brodeur